VORTEX BRANDS, INC. | Corporate: 213-260-0321

3511 Del Paso Road, Ste 160 PMB 208, Sacramento, CA 95835

February 20, 2019

VIA EDGAR AND OVERNIGHT MAIL

Caleb French

Geoff Kruczek, Senior Attorney

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vortex Brands, Inc. (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
File No. 024-10875

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified February 25, 2019 at 1:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Todd Higley

Todd Higley

Chief Executive Officer

Vortex Brands, Inc.